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                                                             EXHIBIT (a)(5)(III)

                          ZAPATA CORPORATION COMMENCES
                         $28 PER SHARE CASH SELF-TENDER
                         OFFER FOR UP TO 500,000 SHARES

     Rochester, N.Y., November 20, 2002 -- Zapata Corporation (NYSE:ZAP) today commenced its previously announced cash self-tender offer for up to 500,000 shares of its common stock, representing approximately 21% of its outstanding common stock. The tender offer price is $28 per share, which represents a 20.7% premium to the $23.20 closing price per share on November 12, 2002, the last trading day prior to the original announcement. In connection with the tender offer, the Board terminated a previously approved 500,000 share open market stock repurchase program under which no shares had yet been purchased.

     The tender offer will expire, unless extended, at 5:00 p.m., New York City time, on or about December 18, 2002. The tender offer is not be subject to financing or a minimum number of shares tendered. However, the tender offer is subject to certain other conditions to be described in the Offer to Purchase dated November 20, 2002 and the related Letter of Transmittal which constitute the Offer. Zapata will fund the tender offer with its available cash and cash equivalents, which totaled approximately $31.7 million at September 30, 2002 on an unconsolidated basis.

     If 500,000 shares are tendered and accepted, the total purchase price paid by the Company will be approximately $14.2 million, including estimated expenses. If more than 500,000 shares are tendered, shares tendered by odd lot holders will, at the Company's elections, be accepted first and the remaining tendered shares will be accepted on a pro rata basis by the Company, subject to conditional tenders.

     Zapata has been informed that none of its directors or executive officers, who beneficially own approximately 2.2% of the Company's outstanding common stock, nor the Company's principal stockholder, the Malcolm I. Glazer Family Limited Partnership, who owns approximately 46.5% of Zapata's outstanding common stock, intend to participate in the tender offer. In connection with the tender offer, the Glazer partnership and Malcolm Glazer, who controls the partnership, have confirmed that they do not intend or contemplate causing Zapata to engage in a "going private" transaction and if that intent changes, any such transaction will be subject to an existing shareholders agreement with the Company which requires prior approval of a special committee of disinterested directors and the committee's receipt of an opinion from an independent investment banking firm that the transaction is fair from a financial point of view to Zapata's public stockholders.

     The Board of Directors of Zapata has approved the tender offer but makes no recommendation to stockholders as to whether to tender or refrain from tendering their shares. Each stockholder must make the decision whether to tender shares and, if so, how many shares to tender.

     Stockholders of the Company are strongly advised to read the Tender Offer Statement and other related documents on Form TO filed with the Securities and Exchange Commission. The Tender Offer Statement and related documents are available without charge on our website at www.zapatacorp.com and are being delivered to all eligible stockholders of the Company. Stockholders may obtain further information by calling American Stock Transfer & Trust Company, the Information Agent for the tender offer, at (800) 937-5449. The Company strongly advises stockholders to consult their own tax and financial advisors before making any decisions about the tender offer.

ABOUT ZAPATA CORPORATION

     Zapata Corporation is a holding company which currently operates in the food segment through its majority owned subsidiary, Omega Protein Corporation, which is the nation's largest marine protein company. In addition, Zapata holds approximately 98% of the outstanding stock of Zap.Com Corporation (OTCBB:
"ZPCM"), which is currently a public shell company.
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     Statements in this release which are not historical facts are "forward looking" statements that involve risks and/or uncertainties such as: the market price for our common stock; the timing, completion or tax status of the tender offer; strategic decisions of management, including, but not limited to, any related to Omega Protein and future acquisitions; unanticipated cash requirements; and others as described in the Company's Annual Report on Form 10-K for the year ended December 31, 2001. You are cautioned not to place undue reliance on any forward-looking statements. Our actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

Contact:  American Stock Transfer & Trust Company
        (800) 937-5449

        Zapata Corporation
        Leonard DiSalvo, CFO
        (585) 242-8703
        www.zapatacorp.com